



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY DHL

12 June 2006



U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

SUPPL

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 12 June 2006

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from April 2006 to May 2006	May 2006 – June 2006	SEHK (pursuant to Listing Rules)
2.	Statement on Unusual Movements in Price and Trading Volume of Shares	22 May 2006	Listing Rules
3.	Letter to SEHK attaching eight certified copies of minutes of the annual general meeting of the Company held on 10 May 2006	17 May 2006	Listing Rules
4.	Form ARF1 – 2006 Annual Return together with 2005 Annual Report	17 May 2006	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
5.	Form F4 – Return of Alteration in the Charter, Statutes etc. of an Oversea Company	17 May 2006	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com


SEC MAIL
RECEIVED
PROCESSING
2006
WASH., D.C.
199
SECTION

BY DHL

12 June 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

Acknowledge Receipt by:

Name:
Date:

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 12 June 2006

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from April 2006 to May 2006	May 2006 – June 2006	SEHK (pursuant to Listing Rules)
2.	Statement on Unusual Movements in Price and Trading Volume of Shares	22 May 2006	Listing Rules
3.	Letter to SEHK attaching eight certified copies of minutes of the annual general meeting of the Company held on 10 May 2006	17 May 2006	Listing Rules
4.	Form ARF1 – 2006 Annual Return together with 2005 Annual Report	17 May 2006	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
5.	Form F4 – Return of Alteration in the Charter, Statutes etc. of an Oversea Company	17 May 2006	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com



<u>BY HAND</u>

9 May 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 April 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 May 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.




SEC MAIL
RECEIVED
PROCESSING
JUN 1 9 2006
WASH., D.C.
199
SECTION

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

9 May 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 April 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey   Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 May 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓   2. Preference Shares :

3. Other classes of shares :   please specify : ____________

4. Warrants :   please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.





e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

9 June 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 May 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 May 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 June 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.




SEC Mail Processing
RECEIVED
2006
WASH. D.C.
199
SECTION

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

9 June 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 May 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 May 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 June 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ — 2. Preference Shares :
3. Other classes of shares : — please specify : ______
4. Warrants : — please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



E-KONG GROUP<00524> - Unusual price & volume movements

The Stock Exchange has received a message from e-Kong Group Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted recent increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 22 May 2006

As at the date of this statement, the Board of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby."

E-KONG GROUP<00524> - Unusual price & volume movements

The Stock Exchange has received a message from e-Kong Group Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted recent increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 22 May 2006

As at the date of this statement, the Board of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby."




2006
WASH., D.C.
199
SECTION

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

17 MAY 2006

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

Company Name	:	**e-Kong Group Limited (the "Company")**
Case Number	:	**20060315-F00524-0015**
Transaction Type	:	**Circular - General Mandates to Issue Shares and to Repurchase Shares; Re-election of Retiring Directors and Amendment of Bye-Laws**

We are pleased to deliver to you herewith eight certified copies of minutes of the annual general meeting of the Company held on 10 May 2006 approving, among others, (1) the general mandates to issue and to repurchase the Company's shares, (2) re-election of retiring directors, and (3) amendment of Bye-laws for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encls.

S:\Secretarial\2005 Annual Results\AGM\Letter to Stock Exchange_2006 AGM min.doc

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT THE CHINA CLUB, 13/F., THE OLD BANK OF CHINA BUILDING, BANK STREET, CENTRAL, HONG KONG ON WEDNESDAY, 10 MAY 2006 AT 10:00 A.M.

CERTIFIED TRUE COPY

~~Director~~ / Secretary

Date : 17 MAY 2006

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**
   Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**
   Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

   The notice convening the meeting dated 11 April 2006 and the businesses set out therein ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**
   IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2005 Annual Report was taken as read.

   IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2005 and the report of the directors and of the auditors thereon submitted to the meeting be hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, the Chairman and Messrs. Kuldeep Saran, Lim Shyang Guey and Gerald Clive Dobby retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED:

(a) **THAT** Mr. Richard John Siemens be hereby re-elected director of the Company;

(b) **THAT** Mr. Kuldeep Saran be hereby re-elected director of the Company;

(c) **THAT** Mr. Lim Shyang Guey be hereby re-elected director of the Company;

(d) **THAT** Mr. Gerald Clive Dobby be hereby re-elected director of the Company; and

(e) **THAT** the board of directors be hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2006.

5. **RE-APPOINTMENT OF AUDITORS**

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2005 Annual Report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting ("Resolution 4(A)"), as special business, be hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting ("Resolution 4(B)"), as special business, be hereby passed as an Ordinary Resolution:-

"THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting, as special business, be hereby passed as an Ordinary Resolution:

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **AMENDMENT TO THE BYE-LAWS OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting, as special business, be hereby passed as a Special Resolution:

"**THAT** the existing Bye-law 86(4) of the Company be and is hereby amended by deleting the word "special" appearing in the third line of Bye-law 86(4) of the Company and substituting therewith the word "ordinary".

10. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二 零 零 六 年 股 東 週 年 大 會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓 名	Position 職 位	Signature 簽 署
Richard John Siemens 衛斯文	Chairman 主席	
Kuldeep Saran	Deputy Chairman 副主席	
Lim Shyang Guey 林祥貴	Executive Director 執行董事	
William Bruce Hicks 許博志	Non-Executive Director 非執行董事	
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	
John William Crawford 高來福	Independent Non-Executive Director 獨立非執行董事	
Gerald Clive Dobby	Independent Non-Executive Director 獨立非執行董事	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大厦13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
1	CHAIRMAN	P	AU DUNG	2,700	
2	CHAIRMAN	P	LI MAU SHING	133	
3	CHAIRMAN	P	LI MAU SHING	33	
4	CHAIRMAN	P	QUAH BAN LYE	78	
5	CHAIRMAN	P	CHUNG HIN KWONG	277	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲 : - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
6	CHAIRMAN	P	LI SUK MING	122	[signature]
7	CHAIRMAN	P	HSBC NOMINEES (HONG KONG) LTD	68,000,000	
~~8~~	~~CHAIRMAN~~	~~P~~	~~KULDEEP SARAN~~	~~400~~	
9	CHAIRMAN	P	WILLIAM BRUCE HICKS	400	[signature]
10	CHAIRMAN	P	LIM SHYANG GUEY	600,000	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
11	CHIU HOI YAN JOYCE / ~~CHAIRMAN~~	P	FUTURE (HOLDINGS) LIMITED	12,428	[signature]
12	MAK PUI YING / ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	67,632,428	[signature]
13	LIN MEI FUNG MANDY/ ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	330,000	[signature]
14	IP KOON YEE / ~~CHAIRMAN~~	P	GOLDSTONE TRADING LIMITED	200	[signature]
15	WONG MAN HING / ~~CHAIRMAN~~	P	YUEN MOON CHUNG	504,000	[signature]

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街 舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P) ，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
16	TONG SHUK YIN / ~~CHAIRMAN~~	P	CHAN CHIU MING	10,000	[signature]
17	CHEUNG JAN EY	CR	HKSCC NOMINEES LIMITED	328,956,852	[signature]
18	LEE YIU CHUNG	S		19,200	[signature]
19	LEUNG PAK KIN	S		833	[signature]
20	KULDEEP SARAN	S		400	[signature]

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街 舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲 : - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
21	LAI PUI CING IRENE	S		576	[signature]
22	LUI WAI MAN	S		8000	[signature]
23	Wei Yue Yung	S		2	[signature]
24					
25					

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二 零 零 六 年 股 東 週 年 大 會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非 股 東 出 席 名 冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	[signature]
LAU WAI MING RAYMOND – Company Secretary	[signature]
EUNICE KWOK – Moores Rowland Mazars	[signature]
VIRGINIA NG – Secretaries Limited	[signature]
CHRISTINA LAI – Secretaries Limited	[signature]
WILSON CHIU – Secretaries Limited	[signature]
BECKY YAU – Moores Rowland Mazars	[signature]
MARK FONG	[signature]





e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

17 MAY 2006

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

Company Name	**:**	**e-Kong Group Limited (the "Company")**
Case Number	**:**	**20060315-F00524-0015**
Transaction Type	**:**	**Circular - General Mandates to Issue Shares and to Repurchase Shares; Re-election of Retiring Directors and Amendment of Bye-Laws**

We are pleased to deliver to you herewith eight certified copies of minutes of the annual general meeting of the Company held on 10 May 2006 approving, among others, (1) the general mandates to issue and to repurchase the Company's shares, (2) re-election of retiring directors, and (3) amendment of Bye-laws for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encls.

S:\Secretarial\2005 Annual Results\AGM\Letter to Stock Exchange_2006 AGM min.doc

e-Kong Group Limited
(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT THE CHINA CLUB, 13/F., THE OLD BANK OF CHINA BUILDING, BANK STREET, CENTRAL, HONG KONG ON WEDNESDAY, 10 MAY 2006 AT 10:00 A.M.

CERTIFIED TRUE COPY

~~Director~~ / **Secretary**
Date : 17 MAY 2006

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**
Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**
Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

The notice convening the meeting dated 11 April 2006 and the businesses set out therein ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**
IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2005 Annual Report was taken as read.

IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2005 and the report of the directors and of the auditors thereon submitted to the meeting be hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, the Chairman and Messrs. Kuldeep Saran, Lim Shyang Guey and Gerald Clive Dobby retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED:

(a) **THAT** Mr. Richard John Siemens be hereby re-elected director of the Company;

(b) **THAT** Mr. Kuldeep Saran be hereby re-elected director of the Company;

(c) **THAT** Mr. Lim Shyang Guey be hereby re-elected director of the Company;

(d) **THAT** Mr. Gerald Clive Dobby be hereby re-elected director of the Company; and

(e) **THAT** the board of directors be hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2006.

5. **RE-APPOINTMENT OF AUDITORS**

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2005 Annual Report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting ("Resolution 4(A)"), as special business, be hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting ("Resolution 4(B)"), as special business, be hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting, as special business, be hereby passed as an Ordinary Resolution:

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **AMENDMENT TO THE BYE-LAWS OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting, as special business, be hereby passed as a Special Resolution:

"**THAT** the existing Bye-law 86(4) of the Company be and is hereby amended by deleting the word "special" appearing in the third line of Bye-law 86(4) of the Company and substituting therewith the word "ordinary".

10. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二 零 零 六 年 股 東 週 年 大 會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓 名	Position 職 位	Signature 簽 署
Richard John Siemens 衛斯文	Chairman 主席	
Kuldeep Saran	Deputy Chairman 副主席	
Lim Shyang Guey 林祥貴	Executive Director 執行董事	
William Bruce Hicks 許博志	Non-Executive Director 非執行董事	
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	
John William Crawford 高來福	Independent Non-Executive Director 獨立非執行董事	
Gerald Clive Dobby	Independent Non-Executive Director 獨立非執行董事	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時間: 上午十時正

地點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
1	CHAIRMAN	P	AU DUNG	2,700	
2	CHAIRMAN	P	LI MAU SHING	133	
3	CHAIRMAN	P	LI MAU SHING	33	
4	CHAIRMAN	P	QUAH BAN LYE	78	
5	CHAIRMAN	P	CHUNG HIN KWONG	277	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時間: 上午十時正

地點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為: - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
6	CHAIRMAN	P	LI SUK MING	122	[signature]
7	CHAIRMAN	P	HSBC NOMINEES (HONG KONG) LTD	68,000,000	[signature]
~~8~~	~~CHAIRMAN~~	~~P~~	~~KULDEEP SARAN~~	~~400~~	
9	CHAIRMAN	P	WILLIAM BRUCE HICKS	400	[signature]
10	CHAIRMAN	P	LIM SHYANG GUEY	600,000	[signature]

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
11	CHIU HOI YAN JOYCE / ~~CHAIRMAN~~	P	FUTURE (HOLDINGS) LIMITED	12,428	
12	MAK PUI YING / ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	67,632,428	
13	LIN MEI FUNG MANDY/ ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	330,000	
14	IP KOON YEE / ~~CHAIRMAN~~	P	GOLDSTONE TRADING LIMITED	200	
15	WONG MAN HING / ~~CHAIRMAN~~	P	YUEN MOON CHUNG	504,000	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為: - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
16	TONG SHUK YIN / ~~CHAIRMAN~~	P	CHAN CHIU MING	10,000	[signature]
17	CHEUNG JAN BY	CR	HKSCC NOMINEES LIMITED	328,956,852	[signature]
18	LEE YIU CHUNG	S		19,200	[signature]
19	CHEUNG PAK KIN	S		833	[signature]
20	KULDEEP SARAN	S		400	[signature]

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
21	LAI PUI CING IRENE	S		576	[signature]
22	LUI WAI MAN	S		8000	[signature]
23	WEI Yue Yang	S		2	[signature]
24					
25					

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二零零六年股東週年大會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非股東出席名冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	[signature]
LAU WAI MING RAYMOND – Company Secretary	[signature]
EUNICE KWOK – Moores Rowland Mazars	[signature]
VIRGINIA NG – Secretaries Limited	[signature]
CHRISTINA LAI – Secretaries Limited	[signature]
WILSON CHIU – Secretaries Limited	[signature]
BECKY YAU – Moores Rowland Mazars	[signature]
MARK FONG	[signature]



Companies Registry
公 司 註 冊 處


SEC MAIL
RECEIVED
PROCESSING
2006
WASH., D.C.
199
SECTION

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Year of Annual Return 周年申報表年度

2006

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	**01**	**2005**	To 至	**31**	**12**	**2005**

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 **335** 條所知會的各項更改(如有的話)外，根據第 **333** 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 17 MAY 2006

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄
e-Kong Group Limited 3705 Gloucester Tower The Landmark 11 Pedder Street, Central Hong Kong Tel : 2801 7188	

Specification No. 1/98
指明編號第 1/98 號

e-KONG Group Limited

Annual Report 2005

Looking ahead


e-K港NG



Director / Secretary
Date : 17 MAY 2006

	2005 HK$'000	2004 HK$'000	% change
Turnover	**422,590**	402,654	+5%
EBITDA	**45,189**	11,827	+282%
Net Current Assets	**68,665**	32,253	+113%
Cash and Bank Balances	**61,218**	47,194	+30%



Turnover
(HK$'000)
400,000
200,000
0
402,543
402,654
422,590
2003
2004
2005
EBITDA
(HK$'000)
50,000
25,000
0
23,802
11,827
45,189
2003
2004
2005



Net Current Assets
(HK$'000)
60,000
30,000
0
22,776
32,253
68,665
2003
2004
2005
Cash and Bank Balances
(HK$'000)
60,000
30,000
0
34,177
47,194
61,218
2003
2004
2005

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK: 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol: EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunication services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunications needs. ZONE'S latest offerings include innovative Voice over Internet Protocol (VoIP) products and services.



Companies Registry
公 司 註 冊 處


SEC MAIL PROCESSING
RECEIVED
2006
WASH, D.C.
199
SECTION

Form 表格 **ARF1**

Annual Return of an Overseas Company
海外公司周年申報表

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Year of Annual Return 周年申報表年度

2006

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

01	01	2005	To 至	31	12	2005
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 17 MAY 2006

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

Tel : 2801 7188

For Official Use
請勿填寫本欄

Specification No. 1/98
指明編號第 1/98 號

e-KONG Group Limited

Annual Report 2005

Looking ahead


e-KONG

Financial Highlights

~~Director~~ / Secretary
~~Date :~~ 17 MAY 2006

	2005 HK$'000	2004 HK$'000	% change
Turnover	**422,590**	402,654	+5%
EBITDA	**45,189**	11,827	+282%
Net Current Assets	**68,665**	32,253	+113%
Cash and Bank Balances	**61,218**	47,194	+30%



Turnover
(HK$'000)
400,000
200,000
0
402,543
402,654
422,590
2003
2004
2005
EBITDA
(HK$'000)
50,000
25,000
0
23,802
11,827
45,189
2003
2004
2005
Net Current Assets
(HK$'000)
60,000
30,000
0
22,776
32,253
68,665
2003
2004
2005
Cash and Bank Balances
(HK$'000)
60,000
30,000
0
34,177
47,194
61,218
2003
2004
2005

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK: 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol: EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunication services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunications needs. ZONE'S latest offerings include innovative Voice over Internet Protocol (VoIP) products and services.





Companies Registry
公司註冊處

Form 表格 F4

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立為法團所在國家

Bermuda

(Note 註 2) 3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered
被修改的有關組織公司或界定公司組織的文件

Bye-laws

(Note 註 3) 4 Certified Copy of the Alteration attached 隨本申報表夾附的有關修改的核證副本

Minutes of the Annual General Meeting held on 10 May 2006

5 Effective Date of Change 生效日期

10	05	2006
DD 日	MM 月	YYYY 年

Signed 簽名 :

(Name 姓名) : (LAU WAI MING RAYMOND)

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事/秘書/經理/授權代表 *

Date 日期 : 17 MAY 2006

* *Delete whichever does not apply* *請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

Tel : 2801 7188

For Official Use
請勿填寫本欄

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT THE CHINA CLUB, 13/F., THE OLD BANK OF CHINA BUILDING, BANK STREET, CENTRAL, HONG KONG ON WEDNESDAY, 10 MAY 2006 AT 10:00 A.M.

CERTIFIED TRUE COPY

~~Director~~ / Secretary

Date : 17 MAY 2006

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**

Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**

Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

The notice convening the meeting dated 11 April 2006 and the businesses set out therein ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**

IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2005 Annual Report was taken as read.

IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2005 and the report of the directors and of the auditors thereon submitted to the meeting be hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, the Chairman and Messrs. Kuldeep Saran, Lim Shyang Guey and Gerald Clive Dobby retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED:

(a) **THAT** Mr. Richard John Siemens be hereby re-elected director of the Company;

(b) **THAT** Mr. Kuldeep Saran be hereby re-elected director of the Company;

(c) **THAT** Mr. Lim Shyang Guey be hereby re-elected director of the Company;

(d) **THAT** Mr. Gerald Clive Dobby be hereby re-elected director of the Company; and

(e) **THAT** the board of directors be hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2006.

5. **RE-APPOINTMENT OF AUDITORS**

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2005 Annual Report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting ("Resolution 4(A)"), as special business, be hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting ("Resolution 4(B)"), as special business, be hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting, as special business, be hereby passed as an Ordinary Resolution:

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **AMENDMENT TO THE BYE-LAWS OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting, as special business, be hereby passed as a Special Resolution:

"**THAT** the existing Bye-law 86(4) of the Company be and is hereby amended by deleting the word "special" appearing in the third line of Bye-law 86(4) of the Company and substituting therewith the word "ordinary".

10. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二 零 零 六 年 股 東 週 年 大 會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓 名	Position 職 位	Signature 簽 署
Richard John Siemens 衛斯文	Chairman 主席	
Kuldeep Saran	Deputy Chairman 副主席	
Lim Shyang Guey 林祥貴	Executive Director 執行董事	
William Bruce Hicks 許博志	Non-Executive Director 非執行董事	
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	
John William Crawford 高來福	Independent Non-Executive Director 獨立非執行董事	
Gerald Clive Dobby	Independent Non-Executive Director 獨立非執行董事	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街 舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股 東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲 : - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P) ，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
1	CHAIRMAN	P	AU DUNG	2,700	
2	CHAIRMAN	P	LI MAU SHING	133	
3	CHAIRMAN	P	LI MAU SHING	33	
4	CHAIRMAN	P	QUAH BAN LYE	78	
5	CHAIRMAN	P	CHUNG HIN KWONG	277	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
6	CHAIRMAN	P	LI SUK MING	122	
7	CHAIRMAN	P	HSBC NOMINEES (HONG KONG) LTD	68,000,000	
~~8~~	~~CHAIRMAN~~	~~P~~	~~KULDEEP SARAN~~	~~400~~	
9	CHAIRMAN	P	WILLIAM BRUCE HICKS	400	
10	CHAIRMAN	P	LIM SHYANG GUEY	600,000	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
11	CHIU HOI YAN JOYCE / ~~CHAIRMAN~~	P	FUTURE (HOLDINGS) LIMITED	12,428	[signature]
12	MAK PUI YING / ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	67,632,428	[signature]
13	LIN MEI FUNG MANDY/ ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	330,000	[signature]
14	IP KOON YEE / ~~CHAIRMAN~~	P	GOLDSTONE TRADING LIMITED	200	[signature]
15	WONG MAN HING / ~~CHAIRMAN~~	P	YUEN MOON CHUNG	504,000	[signature]

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲: - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P),請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
16	TONG SHUK YIN / ~~CHAIRMAN~~	P	CHAN CHIU MING	10,000	
17	CHEUNG JHN BY	CR	HKSCC NOMINEES LIMITED	328,956,852	
18	LEE YIU CHUNG	S		19,200	
19	CHEUNG PAK KIN	S		833	
20	KULDEEP SARAN	S		400	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街 舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲: - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P) ，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
21	LAI PUC CING IRENE	S		576	[signature]
22	LUI WAI MAN	S		8000	[signature]
23	WEI Yuc Yung	S		2	[signature]
24					
25					

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二零零六年股東週年大會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非股東出席名冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	[signature]
LAU WAI MING RAYMOND – Company Secretary	[signature]
EUNICE KWOK – Moores Rowland Mazars	[signature]
VIRGINIA NG – Secretaries Limited	[signature]
CHRISTINA LAI – Secretaries Limited	[signature]
WILSON CHIU – Secretaries Limited	[signature]
BECKY YAU – Moores Rowland Mazars	[signature]
MARK FONG	[signature]



Companies Registry
公司註冊處

Form 表格 F4

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家

Bermuda

(Note 註 2) 3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered
被修改的有關組織公司或界定公司組織的文件

Bye-laws

(Note 註 3) 4 Certified Copy of the Alteration attached 隨本申報表夾附的有關修改的核證副本

Minutes of the Annual General Meeting held on 10 May 2006

5 Effective Date of Change 生效日期

10	05	2006
DD 日	MM 月	YYYY 年

Signed 簽名 :

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 17 MAY 2006

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

Tel : 2801 7188

For Official Use
請勿填寫本欄

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT THE CHINA CLUB, 13/F., THE OLD BANK OF CHINA BUILDING, BANK STREET, CENTRAL, HONG KONG ON WEDNESDAY, 10 MAY 2006 AT 10:00 A.M.

CERTIFIED TRUE COPY

~~Director~~ / **Secretary**

Date : 17 MAY 2006

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**
   Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**
   Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

   The notice convening the meeting dated 11 April 2006 and the businesses set out therein ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**
   IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2005 Annual Report was taken as read.

   IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2005 and the report of the directors and of the auditors thereon submitted to the meeting be hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, the Chairman and Messrs. Kuldeep Saran, Lim Shyang Guey and Gerald Clive Dobby retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED:

(a) **THAT** Mr. Richard John Siemens be hereby re-elected director of the Company;

(b) **THAT** Mr. Kuldeep Saran be hereby re-elected director of the Company;

(c) **THAT** Mr. Lim Shyang Guey be hereby re-elected director of the Company;

(d) **THAT** Mr. Gerald Clive Dobby be hereby re-elected director of the Company; and

(e) **THAT** the board of directors be hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2006.

5. **RE-APPOINTMENT OF AUDITORS**

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2005 Annual Report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting ("Resolution 4(A)"), as special business, be hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting ("Resolution 4(B)"), as special business, be hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting, as special business, be hereby passed as an Ordinary Resolution:

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **AMENDMENT TO THE BYE-LAWS OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting, as special business, be hereby passed as a Special Resolution:

"**THAT** the existing Bye-law 86(4) of the Company be and is hereby amended by deleting the word "special" appearing in the third line of Bye-law 86(4) of the Company and substituting therewith the word "ordinary".

10. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二 零 零 六 年 股 東 週 年 大 會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓 名	Position 職 位	Signature 簽 署
Richard John Siemens 衛斯文	Chairman 主席	
Kuldeep Saran	Deputy Chairman 副主席	
Lim Shyang Guey 林祥貴	Executive Director 執行董事	
William Bruce Hicks 許博志	Non-Executive Director 非執行董事	
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	
John William Crawford 高來福	Independent Non-Executive Director 獨立非執行董事	
Gerald Clive Dobby	Independent Non-Executive Director 獨立非執行董事	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P) ，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
1	CHAIRMAN	P	AU DUNG	2,700	
2	CHAIRMAN	P	LI MAU SHING	133	
3	CHAIRMAN	P	LI MAU SHING	33	
4	CHAIRMAN	P	QUAH BAN LYE	78	
5	CHAIRMAN	P	CHUNG HIN KWONG	277	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如(CR)或(P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
6	CHAIRMAN	P	LI SUK MING	122	
7	CHAIRMAN	P	HSBC NOMINEES (HONG KONG) LTD	68,000,000	
~~8~~	~~CHAIRMAN~~	~~P~~	~~KULDEEP SARAN~~	~~400~~	
9	CHAIRMAN	P	WILLIAM BRUCE HICKS	400	
10	CHAIRMAN	P	LIM SHYANG GUEY	600,000	

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日 期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時 間: 上午十時正

地 點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
11	CHIU HOI YAN JOYCE / ~~CHAIRMAN~~	P	FUTURE (HOLDINGS) LIMITED	12,428	[signature]
12	MAK PUI YING / ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	67,632,428	[signature]
13	LIN MEI FUNG MANDY/ ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	330,000	[signature]
14	IP KOON YEE / ~~CHAIRMAN~~	P	GOLDSTONE TRADING LIMITED	200	[signature]
15	WONG MAN HING / ~~CHAIRMAN~~	P	YUEN MOON CHUNG	504,000	[signature]

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building Bank Street, Central, Hong Kong

TIME: 10:00 AM
時間: 上午十時正

地點: 香港中環銀行街 舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲 : - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P) ，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
16	TONG SHUK YIN / ~~CHAIRMAN~~	P	CHAN CHIU MING	10,000	[signature]
17	CHEUNG JAN ET	CR	HKSCC NOMINEES LIMITED	328,956,852	[signature]
18	LEE YIU CHUNG	S		19,200	[signature]
19	CHEUNG PAK KIN	S		833	[signature]
20	KULDEEP SARAN	S		400	[signature]

e-KONG GROUP LIMITED

ANNUAL GENERAL MEETING
股東週年大會

DATE: 10 May 2006
日期: 二零零六年五月十日

VENUE: The China Club, 13/F., The Old Bank of China Building
Bank Street, Central, Hong Kong

TIME: 10:00 AM
時間: 上午十時正

地點: 香港中環銀行街
舊中國銀行大廈13樓中國會

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如(CR)或(P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
21	LAI PUI CING IRENE	S		576	[signature]
22	LUI WAI MAN	S		8000	[signature]
23	Wei Yue Yung	S		2	[signature]
24					
25					

e-KONG GROUP LIMITED

2006 ANNUAL GENERAL MEETING
二 零 零 六 年 股 東 週 年 大 會

Held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m.

於二零零六年五月十日(星期三)上午十時正假座香港中環銀行街舊中國銀行大廈 13 樓中國會舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非 股 東 出 席 名 冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	
LAU WAI MING RAYMOND – Company Secretary	
EUNICE KWOK – Moores Rowland Mazars	
VIRGINIA NG – Secretaries Limited	
CHRISTINA LAI – Secretaries Limited	
WILSON CHIU – Secretaries Limited	
BECKY YAU – Moores Rowland Mazars	
MARK FONG	